Exhibitg 99.1

March 29, 2022

GOLD STANDARD VENTURES REPORTS 2021 ANNUAL RESULTS

VANCOUVER, B.C. – Gold Standard Ventures Corp. (NYSE AMERICAN: GSV) (TSX: GSV) (“Gold Standard” or the “Company”) announces the Company's audited consolidated financial results for the year ended December 31, 2021. For details of the audited consolidated financial statements, Management's Discussion and Analysis, Annual Information Form, and Form 40-F for the year ended December 31, 2021, please see the Company's filings on SEDAR and EDGAR.

Jason Attew, President and CEO, commented, "Gold Standard had a very productive year in 2021, culminating in the recent release of the South Railroad Project Feasibility Study last month. The study outlined peer leading returns for undeveloped gold projects, and we are excited to continue de-risking the asset in 2022 with an exploration program focused on oxide resource expansion at Pinion, oxide definition drilling at the LT target, sulphide resource step out drilling at North Bullion, and inaugural drilling at the Ranch sulphide target to the north of Dark Star. Our exploration program, combined with the advancement of our permitting application and commencement of our construction capital financing process, will lead to plenty of news flow in 2022 as we advance towards our goal of becoming Nevada’s low-cost junior producer of choice.”

2021 and Recent Highlights

  At the end of 2021, Gold Standard staff had worked 3,627 consecutive days without a lost time accident.

  On January 5, 2021, announced the reconstitution of the senior leadership team with the appointments of a Chief Operating Officer; a new Chief Financial Officer; and a Vice President, Corporate Development & Investor Relations. Combined with the CEO change, four senior executives were appointed, and four senior executives departed.

  On February 1, 2021, announced the Company’s Plan of Operations had been deemed complete by the BLM.

  On February 17, 2021, completed a bought deal financing of 39,215,000 common shares at a price of C$0.88 per share for gross proceeds of C$34.5 million.

  On March 9, 2021, engaged Cutfield Freeman & Co. as construction capital financial advisor to assess all avenues of construction funding for the South Railroad Project (“SRP”).

  In April, August, September, and November 2021, announced drill results at the Pinion, Dark Star and POD / Sweet Hollow deposits, as well as the LT target. Highlights included step out drilling at the Pinion SB Zone with the goal of expanding mineralization at Pinion to support mine life extension, deeper RC drilling at Dark Star to define the transitional and sulphide ore directly below the contemplated oxide pit boundary, and definition drilling at the near-surface oxide gold LT target located near the Plan of Operations boundary of the SRP.

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  On November 10, 2021, announced an update to the SRP permitting process, including the engagement by the BLM of SWCA Environmental Consultants to manage the Environmental Impact Statement process.

  On February 23, 2022, announced the results of the Feasibility Study for the SRP outlining a 10.5-year operating life producing an after-tax NPV5 of US$315 million, an IRR of 44%, and a 1.9 year payback period at a gold price of US$1,650 per ounce.

    At Spot Gold Price of US$1,899 per ounce as of February 18, 2022, after-tax NPV5 increases to US$487 million, IRR increases to 62%, and the payback period drops to 1.6 years.

Financial Results for the Year Ended December 31, 2021

The Company reported a net loss of $11.0 million for the twelve months ended December 31, 2021, compared to a net loss of $10.7 million for the twelve months ended December 31, 2020.

Form 40-F

The Company’s Form 40-F has been filed with the SEC on EDGAR (www.sec.gov) together with the Company’s Audited Consolidated Financial Statements, Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2021.

The Company’s shareholders may, upon request, receive a hard copy of the Company’s complete audited financial statements free of charge. To review these documents on the Company’s website, please see www.goldstandardv.com/investors/filings-financials/financial-statements/.

Qualified Persons

Richard Yancey, Geology Manager of the Company, is the Company’s Qualified Person (QP) as defined by National Instrument 43-101 and has reviewed and approved the technical contents of this news release.

About Gold Standard

Gold Standard is developing the South Railroad Project, an open pit, heap leach gold project located in Elko County, Nevada. The project is part of a +21,000 hectare land package on the Carlin Trend, and is 100% owned or controlled by Gold Standard. The goal of the Company is to become the low-cost junior producer of choice in Nevada, one of the premier mining jurisdictions in the world.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements, which relate to future events or future performance. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the SRP project economics, including NPV, IRR and payback of the SRP; the timing and availability of construct financing for the SRP; the ability of the Company to extend mine life and expand the Mineral Reserves and Resources at the SRP; the timing and completion of the permitting process; and the goal of becoming a low-cost producer in Nevada.

Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company, including that that the geology of the ore in the area of Mineral Resources and Mineral Reserves at the SRP will conform to that set out in the Feasibility Study for the SRP; that operations at the SRP will conform to the mine plan and schedule set out in the Feasibility Study for the SRP; that the Company will be successful in the financing and construction of the SRP; that the Company completes the necessary

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permitting process; and that operating and capital costs, and commodity prices, will conform to the costs and prices set out in the SRP. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, among others: that the pit and the area of demonstrated Mineral Resources and Mineral Reserves at the SRP will be different than that set out in the Feasibility Study for the SRP, that the Company may not be successful in financing and constructing the SRP; that the SRP may never be placed into production; global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

For further information contact:
Michael McDonald
Vice President, Corporate Development & Investor Relations
Phone: 1-604-687-2766
E-Mail: info@goldstandardv.com

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